Exhibit 99.1

Amsterdam, 1 March 2023

Full Year 2022 Results

Just Eat Takeaway.com returns to full year positive Adjusted EBITDA1

Jitse Groen, CEO of Just Eat Takeaway.com said: “In 2022, our priority was to enhance profitability and strengthen our business. As a result, we materially improved our financial performance and generated Adjusted EBITDA of €19 million in 2022 compared with minus €350 million in 2021. We expect a further improvement to Adjusted EBITDA in 2023 and our ambition to create a highly profitable global food delivery business is firmly on track.”

Group highlights2

●

The Company’s objective is to build and extend large scale and sustainably profitable positions in its markets. After a period of significant investment following the Just Eat merger and the pandemic, the Company is back to profitability.

●

Adjusted EBITDA improved significantly to €19 million positive in 2022 from minus €350 million in 2021. All operating segments materially contributed to this improvement, with largest gains in UK and Ireland, Southern Europe and ANZ, and North America.

●	GTV in 2022 was €28.2 billion which is stable compared with prior year, driven by a higher Average Transaction Value and positive FX movements, which offset lower Order volumes.
●

Just Eat Takeaway.com processed 984 million Orders from 90 million Active Consumers in 2022. Consumers continue to show better Order behaviour than pre-pandemic, with significant upside potential from increasing penetration and frequency.

●	Revenue increased to €5.6 billion in 2022, representing a growth rate of 4% compared with 2021.
●	Revenue less Order fulfilment costs increased 24% to €2.4 billion, driven by strengthened unit economics across both Delivery and Marketplace.

Segment highlights

●

In the North America segment, GTV increased by 1% to €11.6 billion, mainly driven by a higher ATV and favourable foreign exchange rates. North America returned to positive Adjusted EBITDA of €65 million in 2022, despite more than €130 million negative impact from remaining fee caps. The Adjusted EBITDA Margin in H2 2022 was 1.2% of GTV.

●

In the Northern Europe segment, GTV increased by 3% to €7.4 billion driven by a higher ATV. Northern Europe continued to demonstrate strong profit generation with an Adjusted EBITDA of €313 million in 2022. The Adjusted EBITDA Margin in H2 2022 further improved to 5.1% of GTV.

●

In the UK and Ireland, GTV remained stable at €6.6 billion. Adjusted EBITDA improved significantly to €23 million in 2022 from minus €107 million in 2021, with a notable step-up in H2 2022. The Adjusted EBITDA Margin turned positive again in H2 2022 at 1.2% of GTV.

●	In the Southern Europe and ANZ segment, improved unit economics resulted in an Adjusted EBITDA of minus €161 million in 2022 from minus €262 million in 2021. This €100 million Adjusted EBITDA

[1]

Adjusted EBITDA is defined as operating income / loss for the period adjusted for depreciation, amortisation, impairments, share-based payments, acquisition and integration related expenses and other items not directly related to underlying operating performance. This also excludes the discontinued operations in Norway, Portugal and Romania.

[2]	On a combined basis

improvement compared with prior year was driven by a higher ATV, optimised pricing strategy, reduced Delivery expenses and improved operating expenses. In H2 2022, the Adjusted EBITDA loss halved compared with H1 2022.

Other Financials

●

Just Eat Takeaway.com’s cash and cash equivalents amounted to €2,020 million as per 31 December 2022. This included the repayment of the €300 million bank loan in December. Free cash flow is expected to improve substantially in 2023. The Company’s improved profitability and strong capital position strengthen its business for further growth and underpin its ability to both deliver on its Adjusted EBITDA targets and invest in food and non-food adjacencies.

●

In December 2022, the Company entered into an amendment and restatement agreement for its €400 million Revolving Credit Facility with its existing syndicate of 10 banks. The facility was amended to enable the facility to be drawn from 1 January 2023, recognising both the strengthened balance sheet and improved profitability trajectory. Although the Company does not expect to draw the facility in the near term, it provides additional liquidity headroom and diversifies its capital structure.

●

The Loss for the period on an IFRS basis was €5.7 billion, mainly due to impairment losses of €4.6 billion on past equity funded acquisitions. These non-cash goodwill impairments associated with the Grubhub acquisition and Just Eat merger were primarily driven by macroeconomic factors, such as increasing interest rates. In addition, the Loss for the period also included a book loss of €275 million on the sale of the iFood stake based on the historical allocation to iFood as part of the equity value issued on the Just Eat merger, which is reflected in the line-item ‘Other gains and losses’. Excluding the impact of impairments and the loss on the iFood stake, the Loss for the period amounted to €792 million compared with €990 million in 2021.

Outlook

●	Management reiterates the following guidance for 2023:
o	2023 Adjusted EBITDA of approximately €225 million

This guidance includes additional investments in food and non-food adjacencies as well as wage costs inflation and takes into account an uncertain macro-economic environment. Growth in 2023 is expected to be skewed towards the end of the year, given the lower absolute Order level of H2 2022 versus H1 2022.

●	The Management Board reiterates the following long-term targets:
o	In excess of €30 billion of GTV to be added over the next 5 years
o	Long-term group Adjusted EBITDA Margin in excess of 5% of GTV
●

Management, together with its advisers, continues to actively explore the partial or full sale of Grubhub. There can be no certainty that any such strategic actions will be agreed or what the timing of such agreements will be. Further announcements will be made as and when appropriate.

Just Eat Takeaway.com N.V. (LSE: JET, AMS: TKWY), hereinafter the “Company”, or together with its group companies “Just Eat Takeaway.com”, one of the world’s largest online food delivery companies, hereby reports its financial results for the full year 2022.

Performance highlights

	On a combined basis
Key Performance Indicators	2022	2021	Change
Partners (# thousands)[1]	692	634	9%
Active Consumers (# millions)[1]	90	99	-9%
Returning Active Consumers as % of Active Consumers	68%	67%	0.2pp
Average Monthly Order Frequency (#)	2.8	2.9	-0.0
Orders (# millions)
North America	327	374	-13%
Northern Europe	288	296	-3%
UK and Ireland	260	289	-10%
Southern Europe and ANZ	109	128	-15%
Total Orders	984	1,086	-9%
Average Transaction Value (€)	28.66	25.94	2.73
GTV (€ billions)
North America	11.6	11.5	1%
Northern Europe	7.4	7.2	3%
UK and Ireland	6.6	6.6	-1%
Southern Europe and ANZ	2.6	2.8	-8%
Total GTV	28.2	28.2	0%
[1] Number as at 31 December

	On a combined basis
Key Financial Indicators (€ millions)	2022	2021	Change
Revenue
North America	2,552	2,470	3%
Northern Europe	1,155	1,064	9%
UK and Ireland	1,319	1,249	6%
Southern Europe and ANZ	532	548	-3%
Total revenue	5,559	5,331	4%
Adjusted revenue less Order fulfilment costs	2,360	1,898	24%
Adjusted EBITDA
North America	65	(28)	330%
Northern Europe	313	256	22%
UK and Ireland	23	(107)	122%
Southern Europe and ANZ	(161)	(262)	38%
Head office	(221)	(208)	-6%
Total Adjusted EBITDA	19	(350)	105%

	IFRS-basis
€ millions	2022	2021	Change
Loss for the period	(5,667)	(1,044)	-443%
Cash and cash equivalents as at 31 December	2,020	1,320	53%

Refer to Appendix 1 for a summary of all our Key Performance Indicators.

The Grubhub business was consolidated from 15 June 2021, and the Just Eat business was consolidated from 15 April 2020. The key performance indicators and key financial indicators are presented as if the combinations were completed on 1 January 2020 to provide comparable information for the periods presented. Operations in Norway and Portugal were discontinued from 1 April 2022 and Romania from 1 June 2022. The key performance indicators and key financial indicators presented exclude these operations as from 1 January 2022. These figures are unaudited and may not add up due to rounding. Percentages used are based on unrounded figures.

These alternative performance measures are not defined under IFRS. Reference is made to the Glossary as included in the Annual Report 2022 for an overview of defined terms. Appendix 2 contains a reconciliation of these alternative performance measures from the most directly comparable IFRS measures.

Segment information

The four operating segments comprise: North America, Northern Europe, United Kingdom and Ireland, and Southern Europe and Australia and New Zealand (ANZ). North America comprises Canada and the United States. Northern Europe comprises Austria, Belgium, Denmark, Germany, Luxembourg, Poland, Slovakia, Switzerland and the Netherlands. The Southern Europe and ANZ segment comprises Australia, Bulgaria, France, Israel, Italy, New Zealand, and Spain.

North America

	On a combined basis[1]
Millions unless stated otherwise	2022	2021	Change
Orders	327	374	-13%
Gross Transaction Value (€)[2]	11,626	11,501	1%
Revenue (€)[3]	2,552	2,470	3%
Adjusted EBITDA (€)	65	(28)	330%
• Adjusted EBITDA margin (%)	0.6%	-0.2%	0.8pp

[1] The Grubhub business was consolidated from 15 June 2021. These figures are presented as if the combination was completed on 1 January 2021 to provide comparable information for the full six months period. These numbers are unaudited.

[2] Change at constant currency level for GTV is -9%
[3] Change at constant currency level for Revenue is -7%

North America is the largest segment in terms of Orders and GTV, representing 33% of the total Just Eat Takeaway.com Orders and 41% of the total GTV in 2022. North American Orders declined 13% year-on-year while the pandemic continued to affect year-on-year comparison. Despite the decline in Orders, our GTV increased by 1% to €11.6 billion, driven by a higher Average Transaction Value (‘ATV’), which is defined as GTV divided by the number of Orders in a particular period, and favourable foreign exchange rates.

North America revenue grew by 3% year-on-year reaching €2,552 million. This growth was largely driven by the lifting of several government-imposed fee caps, with the fee cap impact for 2022 reducing to minus €132 million from minus €192 million in 2021. Positive foreign exchange movements also impacted North America's revenue.

North America returned to positive Adjusted EBITDA in 2022 despite the remaining fee caps being in place throughout the year. Adjusted EBITDA increased to €65 million in 2022 from minus €28 million in 2021, with Adjusted EBITDA as a percentage of GTV (‘Adjusted EBITDA Margin’) improving to 0.6% in 2022 from minus 0.2% in 2021. The €93 million year-on-year improvement can be largely attributed to the increased efficiency of our Delivery network, pricing strategy, strategic marketing efforts, and the reduced impact of fee caps on our business.

Northern Europe

	On a combined basis[1]
Millions unless stated otherwise	2022	2021	Change
Orders	288	296	-3%
Gross Transaction Value (€)[2]	7,430	7,190	3%
Revenue (€)[3]	1,155	1,064	9%
Adjusted EBITDA (€)	313	256	22%
• Adjusted EBITDA margin (%)	4.2%	3.6%	0.7pp
[1] Norway operations were discontinued from 1 April 2022. The Combined figures exclude Norway as of 1 January 2022. These numbers are unaudited.
[2] Change at constant currency level for GTV is 3%
[3] Change at constant currency level for Revenue is 8%

In 2022, the Northern Europe markets together made up 29% of the total Just Eat Takeaway.com's Orders and 26% of the total GTV, with Germany being the largest market in terms of Orders and GTV. We discontinued our operations in Norway in the first half of 2022.

Despite the post-pandemic headwind in the form of an Order decline of minus 3% to 288 million Orders in 2022 from 296 million Orders in 2021, we increased our GTV by 3% to €7.4 billion due to higher ATV.

Northern Europe revenue grew by 9% to €1,155 million in 2022 from €1,064 million in 2021. Revenue growth exceeded GTV growth, driven by optimising our Partner and consumer pricing. With more demand from our Partners, our Promoted Placement revenue also increased significantly, further driving revenue growth. The continued trend of our consumers moving from cash to online payments resulted in increased online payment service revenue.

Northern Europe Adjusted EBITDA increased by 22% to €313 million in 2022 from €256 million in 2021. The Adjusted EBITDA Margin improved to 4.2% in 2022 from 3.6% in 2021, resulting in the highest Adjusted EBITDA Margin within Just Eat Takeaway.com.

United Kingdom and Ireland

Millions unless stated otherwise[1]	2022	2021	Change
Orders	260	289	-10%
Gross Transaction Value (€)[2]	6,553	6,647	-1%
Revenue (€)[3]	1,319	1,249	6%
Adjusted EBITDA (€)	23	(107)	122%
• Adjusted EBITDA margin (%)	0.4%	-1.6%	2.0pp
[1] These numbers are unaudited
[2] Change at constant currency level for GTV is -2%
[3] Change at constant currency level for Revenue is 5%

Our UK and Ireland segment continued to perform strongly under the Just Eat brand. The segment processed 260 million Orders in 2022, representing 26% of the total Just Eat Takeaway.com Orders and 23% of the total GTV in 2022. ATV trended favorably due to food price inflation and GTV remained stable at €6.6 billion.

United Kingdom and Ireland revenue grew by 6% to €1,319 million in 2022 from €1,249 million in 2021. Despite GTV remaining stable, the revenue growth rate was positively aided by optimised Partner and consumer pricing.

The United Kingdom and Ireland achieved positive Adjusted EBITDA in 2022. Adjusted EBITDA was €23 million in 2022 from minus €107 million in 2021, with the Adjusted EBITDA Margin improving to 0.4% in 2022 from minus 1.6% in 2021. The positive Adjusted EBITDA development was driven by the overall focus on profitability in all aspects of the business. We optimised our consumer fees, reduced our Delivery cost per Order, and further improved our operating expenses.

Southern Europe and ANZ

	On a combined basis[1]
Millions unless stated otherwise	2022	2021	Change
Orders	109	128	-15%
Gross Transaction Value (€)[2]	2,610	2,840	-8%
Revenue (€)[3]	532	548	-3%
Adjusted EBITDA (€)	(161)	(262)	38%
• Adjusted EBITDA margin (%)	-6.2%	-9.2%	3.0pp
[1] Portugal operations were discontinued from 1 April 2022 and Romania's from 1 June 2022. The Combined figures exclude Portugal and Romania as of 1 January 2022. These numbers are unaudited.
[2] Change at constant currency level for GTV is -10%
[3] Change at constant currency level for Revenue is -5%

The Southern Europe and ANZ segment made up 11% of the total Just Eat Takeaway.com Orders and 9% of the total GTV in 2022, with Australia being the largest market in this segment. Following two years of strong Order growth, Orders for the Southern Europe and ANZ segment decreased by 15% to 109 million in 2022 from 128 million in 2021. The Order decline was partly offset by an increase in ATV, leading to a decrease in GTV of 8% to €2.6 billion in 2022 from €2.8 billion in 2021.

The segment includes diverse markets with significant potential to increase consumer penetration and expansion of operational scale and will require ongoing investment. We continue to focus capital and management attention towards our highest potential markets for generating scale, leadership positions and profit pools. As a result, we discontinued our operations in Portugal and Romania in the first half of 2022.

Southern Europe and ANZ revenue declined with 3% to €532 million in 2022 from €548 million in 2021. This was primarily driven by a decline in GTV, which was partially offset by optimised Partner and consumer pricing. We continue to focus on improving the performance of this segment, mainly by more targeted investments and operational efficiencies in our Delivery network.

Southern Europe and ANZ had an Adjusted EBITDA of minus €161 million in 2022 compared with minus €262 million in 2021, with the Adjusted EBITDA Margin improving to minus 6.2% in 2022 from minus 9.2% in 2021. This improvement in Adjusted EBITDA can be particularly attributed to our enhanced focus on profitability, driven by higher ATV, optimising our pricing strategy, reducing Delivery expenses and streamlining operating expenses.

Head office and allocations

Head office costs relate mostly to non-allocated expenses and include all central operating expenses such as staff costs and expenses for global support teams such as Legal and Compliance, InfoSec Risk and Control, Group Finance, Internal Audit, Data Analytics, Human Resources and the Management Board.

Head office expenses were €221 million in 2022 compared with €208 million in 2021. In 2021, we made significant investments in our head office workforce to support growth, predominantly in Marketing, HR and Delivery. As such, our year-on-year headquarter costs increase was primarily driven by the impact of new hires in 2021. During the first half of 2022, our head office FTEs remained approximately stable compared with the exit-rate in December 2021, and during the second half of 2022, FTEs were reduced due to a hiring pause.

CFO update and financial review

The financial information included in the CFO update and financial review is derived from the 2022 Consolidated financial statements and 2021 comparative figures included therein. This section is reported on an IFRS basis, which means that business combinations have been included as from the acquisition date (‘transfer of control’).

Financial review

The commentary in the following section is based on the 2022 Consolidated financial statements on an IFRS basis. For clarity, we highlight the following changes to the consolidation scope in 2021:

•	On 15 June 2021, Just Eat Takeaway.com completed the acquisition of 100% of the shares in Grubhub ('Grubhub Acquisition').
•	On 30 September 2021, Just Eat Takeaway.com completed the acquisition of 100% of the shares in Bistro.sk. ('Bistro Acquisition').

Consolidated statement of profit or loss

	Year ended 31 December
€ millions	2022	2021
Revenue	5,561	4,495
Courier costs	(2,599)	(2,531)
Order processing costs	(571)	(406)
Staff costs	(1,259)	(890)
Other operating expenses	(1,377)	(1,164)
Depreciation, amortisation and impairments	(5,168)	(443)
Operating loss	(5,413)	(939)
Share of results of associates	(35)	(62)
Finance income and expense, net	(47)	(53)
Other gains and losses	(273)	2
Loss before income tax	(5,768)	(1,052)
Income tax benefit	101	8
Loss for the period	(5,667)	(1,044)

Revenue

	Year ended 31 December
€ millions	2022	2021
Order-driven revenue	5,315	4,314
Ancillary revenue	246	181
Revenue	5,561	4,495

Revenue is presented net of any discounts provided to Partners or consumers, value added tax and other sales-related taxes.

Order-driven revenue

Order-driven revenue consists of all revenue streams earned from Orders placed on Just Eat Takeaway.com’s platforms. Order-driven revenue is earned from Partners and consumers and primarily includes commission fees, consumer fees and consumer delivery fees charged on a per order basis.

Order-driven revenue increased by 23% to €5,315 million in 2022, mainly driven by the full 12 months of Grubhub revenue being included in 2022 compared with 6.5 months in 2021. In addition, Order-driven revenue also increased due to the increases in our Partner and consumer pricing. This was negatively impacted by €132 million of government-imposed commission caps in the North America segment.

Ancillary revenue

Ancillary revenue consists of any other revenue streams which are not earned from Orders placed on Just Eat Takeaway.com's platforms. It primarily includes sale of merchandise, Promoted Placement fees which are not earned on a per Order basis, and subscription fees.

The growth in ancillary revenue was predominantly driven by the full 12 months of Grubhub revenue included (compared with 6.5 months last year).

Order fulfilment costs

	Year ended 31 December
€ millions	2022	2021
Courier costs	2,599	2,531
Order processing costs	571	406
Order fulfilment costs	3,170	2,937

Order fulfilment costs increased by €233 million, or 8%, to €3,170 million in 2022 compared with €2,937 million in 2021. This increase was a result of the full 12 months of Grubhub Order fulfilment costs being included in 2022 (compared with 6.5 months in 2021).

Revenue less Order fulfilment costs

	Year ended 31 December
€ millions	2022	2021
Revenue	5,561	4,495
Order fulfilment costs	(3,170)	(2,937)
Revenue less Order fulfilment costs	2,391	1,558

Revenue less Order fulfilment costs increased by €833 million, or 53%, to €2,391 million in 2022 compared with €1,558 million in 2021. This significant improvement was mainly driven by the overall increase in revenue and lower delivery costs per Order. Order fulfilment costs as a percentage of revenue decreased to 57% from 65% in 2021.

Staff costs

	Year ended 31 December
€ millions	2022	2021
Wages and salaries	900	655
Social security charges	125	85
Pension premium contributions	47	33
Share-based payments	166	81
Temporary staff expenses	22	36
Staff costs	1,259	890

Staff costs increased by 41% to €1,259 million in 2022 compared with €890 million in 2021. Our staff, excluding couriers directly employed by Just Eat Takeaway.com as this group is included in order fulfilment costs, increased to an average of approximately 15,900 FTEs in 2022 from an average of approximately 13,200 FTEs in 2021. In the second half of 2021, we made significant investments in our workforce to support growth and drive long-term success. This, along with the Grubhub Acquisition, contributed to an increase in staff costs. A hiring pause was implemented in June 2022, bringing FTEs back in line with Order development and reducing staff costs over the course of 2022.

Share-based payments include the Long-Term Incentive Plan ('LTIP') and the Short-Term Incentive Plan ('STIP') for the Management Board, as well as the various long-term and short-term share (option) plans for employees (as described in Note 7 to the Consolidated financial statements for the period ended 31 December 2022). Share-based payments increased to €166 million in 2022 compared with €81 million in 2021, mainly driven by Grubhub, an increase in average FTEs, exceptional additional retention awards, and the cumulative effect of the annually recurring awards granted under the long-term plans. The share-based payment expense of €48 million resulting from the commercial agreement with Amazon is included in other operating expenses.

Other operating expenses

	Year ended 31 December
€ millions	2022	2021
Marketing expenses	735	684
Other operating expenses	642	480
Other operating expenses	1,377	1,164

Marketing expenses

Marketing expenditure can primarily be distinguished as relating to (i) performance marketing (or pay-per-click/pay-per-Order) which directly generates traffic and Orders, such as search engine marketing, app marketing and affiliate marketing (rewarding third parties for referrals to our platforms) and (ii) brand marketing, such as television, online media, and outdoor advertising (billboards).

Marketing expenses increased by 7% to €735 million in 2022 compared with €684 million in 2021, following marketing investments, such as the Katy Perry campaign and the UEFA sponsorship in 2022.

Other operating expenses

Other operating expenses increased by 34% to €642 million in 2022 compared with €480 million in 2021, mainly driven by 12 months of Grubhub expenditures included and the share-based payment expense of €48 million resulting from the commercial agreement with Amazon.

Depreciation, amortisation and impairment

Depreciation and amortisation expenses were €567 million in 2022, up from €389 million in 2021. This increase related to the full 12 months of amortisation of other intangibles recognised in relation to the Grubhub Acquisition as compared with 6.5 months in 2021, as well as additional depreciation from capitalised ordering devices.

Following the identification of impairment indicators in the interim period and the annual impairment test, total impairment losses of €4,521 million for goodwill (2021: €18 million) and €61 million for intangible assets (2021: €36 million) were recognised in 2022. Of the goodwill impairment losses, €2,977 million is related to cash-generating unit ('CGU') United States, €893 million to CGU United Kingdom, €267 million to CGU Canada, and €445 million to seven CGUs to which a non-significant amount of goodwill is allocated.

The impairment in the United Kingdom and Canada was mainly driven by the impact of macro-economic circumstances on the Weighted Average Cost of Capital (‘WACC’) as used in the value in use calculation, including increased interest rates and increased equity volatility.

The impairment in United States and the seven other CGUs, was mainly driven by the impact of macro-economic circumstances on the WACC as used in the value in use calculation, including increased interest rates and increased equity volatility. In addition, higher levels of inflation and further lifting of Covid-19 measures affected consumer behaviour in some CGUs, resulting in lower expectations of Order growth in the short to medium term. See also Note 12 to the Consolidated financial statements for more details.

Share of results of associates and joint ventures

A total loss of €310 million was recognised in relation to iFood, consisting of our annual share of losses of €35 million recognised as part of share of results of associates (2021: annual share of losses of €62 million) and a net loss on disposal of €275 million recognised as part of other gains and losses. Prior to the iFood Transaction, we invested €88 million in iFood in 2022 (2021: € 83 million).

Income tax expense

In 2022, the net income tax benefit was €101 million, compared with €8 million in 2021. The taxable results of profitable entities, the movement in provisions for uncertain tax positions and the outcome of the Danish Tax Authority dispute, resulted in a current tax expense of €53 million compared with €38 million in 2021. In 2022, the deferred tax benefit was €154 million compared with €46 million in 2021, mainly relating to temporary differences arising from the amortisation of other intangible assets and the recognition of available tax losses carried forward.

Loss for the period

As a result of the factors described above, Just Eat Takeaway.com realised a net loss after tax of €5,667 million in 2022 (2021: €1,044 million). The loss excluding the impact of impairments amounted to €1,065 million compared with €990 million in 2021.

Consolidated statement of financial position

€ millions	31 December 2022	31 December 2021 (restated*)
Non-current assets	9,742	15,963
Current assets excluding cash and cash equivalents	626	543
Cash and cash equivalents	2,020	1,320
Total assets	12,389	17,826

Total shareholders’ equity attributable to equity holders	7,903	13,050
Non-controlling interests	(8)	(8)
Total equity	7,895	13,042

Non-current liabilities	3,085	3,543
Current liabilities	1,408	1,241
Total liabilities	4,494	4,784
Total shareholders' equity and liabilities	12,389	17,826

*The comparative information is restated in line with IFRS 3 on account of Grubhub's acquisition measurement period adjustments and due to the reclassification of amounts previously presented as the current portion of the convertible bonds and senior notes to non-current liabilities. Reference is made to Note 31 and Note 21 respectively in the Consolidated financial statements.

Non-current assets, mainly consisting of goodwill and other intangible assets decreased to €9,742 million as of 31 December 2022 from €15,963 million as of 31 December 2021. This was primarily driven by the impairment losses and the iFood Transaction.

Cash and cash equivalents increased to €2,020 million as of 31 December 2022, from €1,320 million as of 31 December 2021. This increase was primarily driven by the consideration received from the iFood Transaction, partly offset by the repayment of the €300 million bank loan and capital and financing expenditure.

Shareholders’ equity decreased to €7,903 million as of 31 December 2022, from €13,050 million as of 31 December 2021, mainly due to accumulated losses over the period, offset partially by gains on foreign currency translation.

The solvency ratio, defined as total equity divided by total assets, was 64% as of 31 December 2022 compared with 73% at of 31 December 2021, mainly caused by accumulated losses over the period.

Consolidated statement of cash flows

	Year ended 31 December
€ millions	2022	2021
Net cash used in operating activities	(166)	(423)
Net cash generated by / (used in) investing activities	1,214	(106)
Net cash generated by / (used in) financing activities	(365)	1,312
Net cash and cash equivalents generated	683	783

Effects of exchange rate changes of cash held in foreign currencies	17	8
Net increase in cash and cash equivalents	700	791

Net cash used in operating activities

Net cash used in operating activities amounted to €166 million in 2022 compared with €423 million in 2021. The decrease was mainly driven by operational performance and our focus on becoming profitable.

Net cash generated by investing activities

Net cash generated by investing activities amounted to €1,214 million in 2022 compared with net cash used of €106 million in 2021, driven by the proceeds from the iFood Transaction.

Net cash used in financing activities

Net cash used in financing activities amounted to €365 million in 2022 compared with net cash generated of €1,312 million in 2021, which included the issuance of convertible bonds of €1,100 million. In 2022, the net cash used largely represented the repayment of the €300 million bank loan and net interest costs.

Events after the reporting period

There have been no events after the balance sheet date that require disclosure.

Outlook

●	Management reiterates the following guidance for 2023:
o	2023 Adjusted EBITDA of approximately €225 million

This guidance includes additional investments in food and non-food adjacencies as well as wage costs inflation and takes into account an uncertain macro-economic environment.

●	The Management Board reiterates the following long-term targets:
o	In excess of €30 billion of GTV to be added over the next 5 years
o	Long-term group Adjusted EBITDA Margin in excess of 5% of GTV
●

Management, together with its advisers, continues to actively explore the partial or full sale of Grubhub. There can be no certainty that any such strategic actions will be agreed or what the timing of such agreements will be. Further announcements will be made as and when appropriate.

Principal risks

In conducting our business, we face risks that may interfere with the achievement of our business objectives. It is important to understand the nature of these risks. We assess our risks through in-depth interviews with members of the Management Board and senior management as well as numerous risk workshops and interviews throughout the organisation during the year. Just Eat Takeaway.com identified 12 principal risks aligned with its Vision and Strategy which are categorised into five broad categories as set out in the chapter “Risk Management” of our 2022 Annual Report. Any of these risks and events or circumstances described therein may have a material adverse effect on our business, financial condition, results of operations and reputation. The risks outlined in the 2022 Annual Report continue to apply in 2023. These risks are not the only ones that we face. Some risks may not yet be known to us and certain risks that we do not currently believe to be material could become material in the future.

In Control Statement by the Management Board

As recommended by Governance Rules and on the basis of the foregoing and the explanations contained in the section ‘Risk Management’, the Management Board confirms, to its knowledge, that:

•	Just Eat Takeaway.com’s financial reporting over 2022 provides sufficient insights into any failings in the effectiveness of the internal risk management and control systems;
•

Just Eat Takeaway.com’s internal risk management and control systems with regard to financial reporting risks provide a reasonable assurance that Just Eat Takeaway.com’s financial reporting over 2022 does not contain any material errors;

•	Based on the current state of affairs, it is justified that the financial reporting over 2022 is prepared on a going concern basis; and
•	The report states those material risks and uncertainties that are relevant to the expectation of Just Eat Takeaway.com’s continuity for the period of 12 months after the preparation of the report.

The Management Board, 1 March 2023

Jitse Groen, CEO
Brent Wissink, CFO

Jörg Gerbig, COO

Andrew Kenny, CCO

Investor Relations:
Joris Wilton
E: IR@justeattakeaway.com

Media:
E: press@justeattakeaway.com

For more information, please visit our corporate website: https://www.justeattakeaway.com/

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY) is one of the world’s leading global online food delivery marketplaces.

Headquartered in Amsterdam, the Company is focused on connecting consumers and partners through its platforms. With 692,000 connected partners, Just Eat Takeaway.com offers consumers a wide variety of food choice.

Just Eat Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United States, United Kingdom, Germany, the Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Poland, Spain and Switzerland.

Analyst and investor conference call and audio webcast

Jitse Groen, Brent Wissink, Jörg Gerbig and Andrew Kenny will host an analyst and investor conference call to discuss the full year 2022 results at 10:30 am CET on Wednesday 1 March 2023. Members of the investor community can follow the audio webcast on: https://www.justeattakeaway.com/investors/results-and-reports/

Media and wires call

Jitse Groen will host a media and wires call to discuss the full year 2022 results at 8:30 am CET on Wednesday 1 March 2023. Members of the press can join the conference call at +31 20 708 5073 or +44 (0)33 0551 0200.

Financial calendar

For more information, please visit https://www.justeattakeaway.com/investors/financial-calendar/

Additional information on https://www.justeattakeaway.com/

•	Just Eat Takeaway.com Analyst Presentation FY 2022
•	Our media kit including photos of the Management Board and industry-related photos for download

Market Abuse Regulation

This press release contains inside information (i) as meant in clause 7(1) of the Market Abuse Regulation and (ii) in terms of Article 7(1) of the Market Abuse Regulation as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018.

Auditor's involvement

The full year 2022 and 2021 information in the condensed financial statements is based on Just Eat Takeaway.com’s 2022 Consolidated financial statements, as included in the 2022 Annual Report (the ‘Financial Statements’), which have been published on 1 March 2022. In accordance with article 2:395 of the Netherlands Civil Code, we state that our auditor, Deloitte Accountants B.V., has issued an unqualified opinion on the Financial Statements, dated 1 March 2023. For a better understanding of the company’s financial position and results and of the scope of the audit of Deloitte Accountants B.V., this report should be read in conjunction with the Financial Statements. The general meeting has not yet adopted the Financial Statements.

Accounting Principles

The Financial Statements of the Company have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS') and comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code.

Disclaimer

Statements included in this press release that are not historical facts are, or may be deemed to be, forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "anticipates", "expects", "intends", "may" or "will" or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results, reflect the Company's current view with respect to future events and are subject to risks relating to future events, including risks from or uncertainties related to innovation; competition; brand & reputation; acquisitions; global strategic projects; technological reliability and availability; social change, legislation & regulation; data security and privacy; financial reporting, people, operational complexity of hybrid model and integration & transformation, as well as those contained in the Company's filings with the SEC, including the Company's registration statement on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov, and the Company's Annual Reports, which may be obtained free of charge from the Company's corporate website, https://justeattakeaway.com. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement. Readers are cautioned not to place undue reliance on such forward-looking statements.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement whether as a result of new information, future developments or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No Offer or Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Non-GAAP Financial Measures and Alternative Performance Measures

This document includes certain alternative performance measures. Just Eat Takeaway.com uses these alternative performance measures as key performance measures because it believes they facilitate operating performance comparisons from period to period by excluding potential differences primarily caused by variations in capital structures, tax positions, the impact of acquisitions and restructuring, the impact of depreciation and amortisation expense on its fixed assets and the impact of share-based payment expenses. These alternative performance measures are not measurements of Just Eat Takeaway's financial performance under IFRS and should not be considered as an alternative to performance measures derived in accordance with IFRS. They should be read in conjunction with Just Eat Takeaway.com's financial statements prepared in accordance with IFRS.

Condensed Consolidated Financial Statements

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Consolidated statement of profit or loss and other comprehensive loss

€ millions	Note	2022	2021
Revenue	4	5,561	4,495
Courier costs	5	(2,599)	(2,531)
Order processing costs	5	(571)	(406)
Staff costs	6	(1,259)	(890)
Other operating expenses	8	(1,377)	(1,164)
Depreciation, amortisation and impairments	12, 13, 14, 25	(5,168)	(443)
Operating loss		(5,413)	(939)
Share of results of associates	15	(35)	(62)
Finance income	9	38	23
Finance expense	9	(85)	(76)
Other gains and losses	15	(273)	2
Loss before income tax		(5,768)	(1,052)
Income tax benefit	10	101	8
Loss for the period		(5,667)	(1,044)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation gain related to foreign operations, net of tax		153	718
Equity-accounted investees - share of other comprehensive income	15	276	-
Reclassification of foreign currency translation on loss of significant influence to profit or loss	15	(84)	-
Other comprehensive income for the period		345	718
Total comprehensive loss for the period		(5,322)	(326)

Loss attributable to:
Owners of the Company		(5,667)	(1,031)
Non-controlling interests		(0)	(13)

Total comprehensive loss attributable to:
Owners of the Company		(5,322)	(313)
Non-controlling interests		(0)	(13)

Loss per share (expressed in € per share)
Basic loss per share	20	(26.51)	(5.61)
Diluted loss per share	20	(26.51)	(5.61)

Consolidated statement of financial position

€ millions	Note	2022	2021 (restated*)
Assets
Goodwill	12	3,926	8,294
Other intangible assets	13	5,217	5,531
Property and equipment	14	200	185
Right-of-use assets	25	333	354
Investments in associates	15	-	1,517
Deferred tax assets	10	2	6
Other non-current assets	4	64	76
Total non-current assets		9,742	15,963

Trade and other receivables	16	433	307
Other current assets	17	136	159
Current tax assets	10	20	44
Inventories		37	33
Cash and cash equivalents	18	2,020	1,320
Total current assets		2,646	1,863
Total assets		12,389	17,826

Equity and liabilities
Total shareholders' equity	19	7,903	13,050
Non-controlling interests		(8)	(8)
Total equity		7,895	13,042

Borrowings	21	2,001	2,236
Deferred tax liabilities	10	750	910
Lease liabilities	25	311	316
Provisions	22	24	81
Total non-current liabilities		3,085	3,543

Borrowings	21	4	5
Lease liabilities	25	64	59
Provisions	22	91	59
Trade and other liabilities	23	1,183	1,082
Current tax liabilities	10	66	36
Total current liabilities		1,408	1,241
Total liabilities		4,494	4,784
Total equity and liabilities		12,389	17,826

*The comparative information is restated in line with IFRS 3 on account of Grubhub's acquisition measurement period adjustments and due to the reclassification of amounts previously presented as the current portion of the convertible bonds and senior notes to non-current liabilities. Reference is made to Note 31 and Note 21 respectively.

Consolidated statement of changes in equity

	Note	Share capital	Share premium	Foreign currency translation	Fair value through OCI reserve	Equity-settled share-based payments reserve	Equity component of convertible bonds	Accumulated deficits	Total shareholders' equity	Non-controlling interest	Total equity
€ millions				Legal reserve	Other reserves
Balance as at 31 December 2020		6	8,801	(345)	323	24	74	(384)	8,499	5	8,504
Total comprehensive income / (loss)		-	-	718	-	-	-	(1,031)	(313)	(13)	(326)
Issuance of shares related to business combination	11	3	4,637	-	-	140	-	-	4,780	-	4,780
Transaction costs	11	-	(33)	-	-	-	-	-	(33)	-	(33)
Issuance of convertible bonds	21	-	-	-	-	-	139	-	139	-	139
Deferred tax on convertible bonds	10	-	-	-	-	-	(15)	-	(15)	-	(15)
Share-based payments	7	0	45	-	-	24	-	3	72	-	72
Transfer to accumulated deficits	19	-	-	-	(323)	-	-	323	-	-	-
Direct equity movements from associates	15	-	-	-	-	-	-	(79)	(79)	-	(79)
Balance as at 31 December 2021		9	13,450	373	-	188	198	(1,168)	13,050	(8)	13,042
Total comprehensive income / (loss)		-	-	345	-	-	-	(5,667)	(5,322)	(0)	(5,322)
Deferred tax on convertible bonds	10	-	-	-	-	-	(3)	-	(3)	-	(3)
Share-based payments	7	0	158	-	-	(2)	-	23	179	-	179
Balance as at 31 December 2022		9	13,607	718	-	187	195	(6,813)	7,903	(8)	7,895

Consolidated statement of cash flows

€ millions	Note	2022	2021 (amended*)
Loss for the period		(5,667)	(1,044)
Adjustments:
Depreciation, amortisation and impairments	12, 13, 14, 25	5,168	443
Share of results of associates	15	35	62
Loss on disposal of investment in associates	15	275	-
Equity-settled share-based payments	7	166	76
Finance income and expense recognised in profit or loss	9	47	53
Other non-cash adjustments		(1)	(5)
Income tax benefit recognised in profit or loss	10	(101)	(8)
		(78)	(423)
Changes in:
Inventories		(4)	(17)
Trade and other receivables	16	(126)	5
Other current assets		27	7
Other non-current assets		11	(32)
Trade and other liabilities		85	85
Provisions		(28)	52
Net cash used in operations		(113)	(323)
Interest paid	21, 25	(48)	(47)
Income taxes paid	10	(5)	(53)
Net cash used in operating activities		(166)	(423)

Cash flows from investing activities
Investment in other intangible assets	13	(93)	(53)
Investment in property and equipment		(108)	(98)
Acquisition of subsidiaries, net of cash acquired		3	128
Proceeds from sale of investment in associates	15	1,500	-
Funding provided to associates	15	(88)	(83)
Net cash generated by / (used in) investing activities		1,214	(106)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	7	5	4
Transaction costs related to issuance of ordinary shares accounted through equity	11	-	(33)
Principal element of lease payments	25	(54)	(37)
Proceeds from borrowings	21	-	1,409
Transaction costs related to borrowings	21	-	(15)
Repayments of borrowings	21	(300)	-
Taxes paid related to net settlement of share-based payment awards	7	(15)	(16)
Net cash generated by / (used in) financing activities		(365)	1,312

Net increase in cash and cash equivalents		683	783

Cash and cash equivalents at beginning of year	18	1,320	529
Effects of exchange rate changes of cash held in foreign currencies		17	8
Cash and cash equivalents at end of year		2,020	1,320
* The comparative information is amended to separately show the movements in other non-current assets and provisions. Reference is made to Note 2 Amendments to 2021 presentation paragraph.

Appendix 1

Key Performance Indicators

The Grubhub business was consolidated from 15 June 2021, and the Just Eat business was consolidated from 15 April 2020. These figures are presented as if the combinations were completed on 1 January 2020, to provide comparable information for the periods presented. Operations in Norway and Portugal were discontinued from 1 April 2022 and Romania from 1 June 2022. The figures presented exclude these operations as from 1 January 2022.

These figures and percentages are unaudited and may not add up due to rounding. Refer to the chapter ‘Reconciliation of Alternative Performance Measures’ for reconciliations to the closest IFRS-based equivalent where applicable.

	On a combined basis
Millions unless stated otherwise	31 December 2022	31 December 2021	31 December 2020
Partners ('000)	692	634	506
Active Consumers	90	99	91
Average Monthly Order Frequency (#)	2.8	2.9	2.6

	On a combined basis
Total orders (million)	2022	2021	2020
North America	327	374	314
Northern Europe	288	296	219
UK and Ireland	260	289	190
Southern Europe and ANZ	109	128	93
Total Orders	984	1,086	816

	On a combined basis
Average transaction value (€)	2022	2021	2020
North America	35.54	30.76	31.29
Northern Europe	25.80	24.30	23.03
UK and Ireland	25.18	23.01	23.75
Southern Europe and ANZ	23.91	22.24	22.20
Average Transaction Value	28.66	25.94	26.28

	On a combined basis
Total GTV (€ million)	2022	2021	2020
North America	11,626	11,501	9,827
Northern Europe	7,430	7,190	5,049
UK and Ireland	6,553	6,647	4,515
Southern Europe and ANZ	2,610	2,840	2,057
Total GTV	28,220	28,178	21,448

	On a combined basis
€ millions	2022	2021	2020
Revenue
North America	2,552	2,470	2,111
Northern Europe	1,155	1,064	745
UK and Ireland	1,319	1,249	768
Southern Europe and ANZ	532	548	370
Total revenue	5,559	5,331	3,994
Adjusted revenue less Order fulfilment costs	2,360	1,898	2,089
Adjusted EBITDA
North America	65	(28)	166
Northern Europe	313	256	217
UK and Ireland	23	(107)	237
Southern Europe and ANZ	(161)	(262)	(92)
Head office	(221)	(208)	(165)
Total Adjusted EBITDA	19	(350)	363

	IFRS-basis
€ millions	2022	2021	2020
Loss for the period	(5,667)	(1,044)	(151)
Cash and cash equivalents	2,020	1,320	529

Appendix 2

Reconciliation of Alternative Performance Measures

The tables below provide a reconciliation of alternative performance measures from the most directly comparable IFRS measures. The Grubhub business was consolidated from 15 June 2021, and the Just Eat business was consolidated from 15 April 2020. These figures are presented as if the combinations were completed on 1 January 2020, to provide comparable information for the periods presented. This is referred to as ‘Combined businesses’ in the table below.

Operations in Norway and Portugal were discontinued from 1 April 2022 and Romania from 1 June 2022. These figures are presented as if these operations were excluded as of 1 January 2022. This is referred to as ‘Discontinued businesses’ in the table below.

These figures are unaudited and may not add up due to rounding.

Combined Revenue

	Unaudited
	2022
€ millions	North America	Northern Europe	UK and Ireland	Southern Europe and ANZ	Head Office	Consolidated
Revenue (IFRS)	2,552	1,156	1,319	534	-	5,561
Discontinued businesses	-	(1)	-	(2)	-	(2)
Combined revenue	2,552	1,155	1,319	532	-	5,559

	Unaudited
	2021
€ millions	North America	Northern Europe	UK and Ireland	Southern Europe and ANZ	Head Office	Consolidated
Revenue (IFRS)	1,634	1,064	1,249	548	-	4,495
Combined businesses	836	-	-	-	-	836
Combined revenue	2,470	1,064	1,249	548	-	5,331

	Unaudited
	2020
€ millions	North America	Northern Europe	UK and Ireland	Southern Europe and ANZ	Head Office	Consolidated
Revenue (IFRS)	404	723	611	303	-	2,042
Combined businesses	1,706	22	157	66	-	1,952
Combined revenue	2,111	745	768	370	-	3,994

Combined Adjusted EBITDA

Refer to Note 3 in the Consolidated financial statements for a reconciliation of Adjusted EBITDA to loss before income tax (IFRS).

	Unaudited
	2022
€ millions	North America	Northern Europe	UK and Ireland	Southern Europe and ANZ	Head Office	Consolidated
Adjusted EBITDA	65	312	23	(169)	(221)	10
Discontinued businesses	-	1	-	8	-	9
Combined Adjusted EBITDA	65	313	23	(161)	(221)	19

	Unaudited
	2021
€ millions	North America	Northern Europe	UK and Ireland	Southern Europe and ANZ	Head Office	Consolidated
Adjusted EBITDA	(11)	256	(107)	(262)	(207)	(331)
Combined businesses	(17)	-	-	-	(1)	(19)
Combined Adjusted EBITDA	(28)	256	(107)	(262)	(208)	(350)

	Unaudited
	2020
€ millions	North America	Northern Europe	UK and Ireland	Southern Europe and ANZ	Head Office	Consolidated
Adjusted EBITDA	42	216	160	(79)	(140)	199
Combined businesses	124	1	76	(13)	(25)	164
Combined Adjusted EBITDA	166	217	237	(92)	(165)	363

Combined adjusted revenue less Order fulfilment costs

	Unaudited
€ millions	2022	2021	2020
Revenue less Order fulfilment costs	2,391	1,558	1,137
Discontinued businesses	3	-	-
Combined businesses	-	303	953
Other items[1]	(34)	37	-
Combined adjusted revenue less Order fulfilment costs	2,360	1,898	2,089
[1]Other items include, amongst others, restructuring costs, certain legal, tax, and regulatory matters, and certain insurance income and costs